 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

MPF DEWAAY FUND 8, LLC; MPF BADGER ACQUISITION CO., LLC; LAPIS OPPORTUNITIES FUND II, LP; RED INVESTMENTS, LP; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 9, LLC; MPF FLAGSHIP FUND 12, LLC; SCM SPECIAL FUND 2, LP; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF CLASS A AND CLASS B-1, B-2, and B-3 COMMON STOCK
(Title of Class of Securities)

720190206  Class A
720190305  Class B-1
720190404  Class B-2
720190503  Class B-3

(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$5,000,000	$356.50

*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Shares at a purchase price equal to $10 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $356.50
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: February 8, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of February 8, 2010, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF DeWaay Fund 8, LLC; MPF BADGER ACQUISITION CO., LLC; LAPIS OPPORTUNITIES FUND II, LP; RED INVESTMENTS, LP; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 9, LLC; MPF FLAGSHIP FUND 12, LLC; SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase up to 500,000 shares of Class A or Class B (B-1, B-2, or B-3) common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $10 per Share, less the amount of any dividends declared or made with respect to the Shares between February 8, 2010 (the “Offer Date”) and March 23, 2010, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2010 (the “Offer to Purchase”) and the related Assignment Form.

The Purchasers have amended the Offer to extend the Expiration Date to March 23, 2010, because they have discovered that DTC had not properly set up the offer to be disseminated to its participants until recently, so the Purchasers wish to give Shareholders additional time to consider the Offer.  No Shares have yet been tendered.  Further, the Offer is hereby amended to correct Section 2 of the Offer to Purchase, which erroneously stated that the Offer was for 150,000 Shares, not 500,000 Shares.  The Offer is to purchase up to 500,000 Shares and Section 2 is hereby amended accordingly.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated February 8, 2010*

(a)(2)	Assignment Form*
(a)(3)	Cover letter dated February 8, 2010*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on February 8, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 24, 2010

MPF DeWaay Fund 8, LLC; MPF REIT Fund 1, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I and II, LP
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Lapis Opportunities Fund II, LP
By: Lapis-GP, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Member

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President